June 10, 2011

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Pandora Media, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the underwriters (the “Representative”), hereby join in the request of Pandora Media, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-172215) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:30 p.m. Washington, D.C. time, on June 14, 2011, or as soon thereafter as practicable. The undersigned, as Representative of the underwriters, confirms that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated June 3, 2011, was distributed by the underwriters approximately as follows from June 3, 2011 through the date hereof:

Copies to underwriters	4,513
Copies to dealers	0
Copies to institutional investors	2,195
Copies to others/retail	1,635
Total	8,343

The undersigned, as Representative of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets, Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Wells Fargo Securities, LLC

By: Morgan Stanley & Co. LLC
As representative of the several underwriters

By:	/s/ Robert Brass
Name:	Robert Brass
Title:	Executive Director

Acceleration Request Signature Page